UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                    FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One). X Form 10-K    Form 20-F    Form 11-K     Form 10-Q    Form N-SAR

                           For Period Ended:   December 31, 1999
                           ( X )  Transition Report on Form 10-K
                           (   )  Transition Report on Form 20-F
                           (   )  Transition Report on Form 11-K
                           (   )  Transition Report on Form I0-Q
                           (   )  Transition Report on Form N-SAR
                           For the Transition Period Ended: _____________

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Full Name of Registrant
                       Secured Investment Resources Fund L.P.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
                               5453 West 61st Place
City, State and Zip Code
                               Mission, KS 66205

PART   II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will
  [x] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III   NARRATIVE

Reasonable uncertainty exists in regard to the final 12/31/99 and 12/31/00 financial statements to the point that the Registrant is unable to complete accounting and receive a certified opinion financial statement. Registrant believes that such uncertainty will be resolved successfully in a relatively short period of time.


(PAGE)
2018-F                        General Reporting Rules

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
   James R. Hoyt                   913                    362-0200
        (Name)                (Area Code)           (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?
    If answer is no identify report(s).              [ ] Yes [X] No.

   2000 10-K
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof.                              [ ] Yes  [X]   No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Secured Investment Resources Fund L.P.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2001               By   James R. Hoyt, General Partner

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                            ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Ex-change Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.